                   U. S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                  FORM 12b-25

                          Notification Of Late Filing
                                      of
              Form 10-QSB for Fiscal Quarter Ended June 30, 2000


Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

                         Commission File Number 1-11860
                         ------------------------------





Part I.  REGISTRANT INFORMATION.

                           FOCUS ENHANCEMENTS, INC.
                (Name of Small Business Issuer in its Charter)

           Delaware                                        04-3186320
(State or Other Jurisdiction of                         (I.R.S. Employer
Incorporation or Organization)                         Identification No.)

                               600 RESEARCH DRIVE
                        WILMINGTON, MASSACHUSETTS 01887
                    (Address of Principal Executive Offices)
                                 (978) 988-5888
                (Issuer's Telephone Number, Including Area Code)

Part II. RULES 12B-25(B) AND (C).

The registrant hereby seeks relief under Rule 12b-25(b) and in support thereof states that:

     (a) The reasons for the late filing of the subject report that are described in Part III of this form could not be eliminated without unreasonable effort or expense; and

     (b) The subject Annual Report on Form 10-QSB will be filed on or before the fifth calendar day following the due date.

Part III. NARRATIVE.

     FOCUS Enhancements, Inc. (the "Company") is unable to meet its filing requirement for the Form 10-QSB for the quarter ended June 30, 2000, without unreasonable effort or expense. Pursuant to SAB 101, the Company will be restating its financial statements for the second and third quarters of 1999. At present, the Company does not believe that said expected restatement will have any significant impact on previously-reported net income for these quarters. Additional detail, when finalized, will be provided in the 10-Q. Having to prepare financial statements for three quarters, the Company is unable to complete on a timely basis, the second quarter's financial statements and related disclosures that are to be included in the Company's Form 10-QSB for the quarter ended June 30, 2000.

     Thus, additional time is required for the company to complete the closing of its books and prepare its financial statements for the quarter ended June 30, 2000.

Part IV. OTHER INFORMATION.

     (1) Name and telephone number of person to contact in regard to this notification:

          Christopher P. Ricci                          (978) 988-5888
                (Name)                         (Area Code)(Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months been filed?

            (X) Yes                                       ( ) No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last year will be reflected by the earnings statements to be included in the subject report?

            (X) Yes (see explanation below)           ( ) No

     If so, attach explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made:

     It is anticipated that Operational results for the first six months will be as follows. For the six months ending June 30,00 Net Sales were $8,014,000 as compared to $9,144,000 for the first six months of 1999. For the six months ending June 30,00 the Company will report a Net Loss of ($2,691,549) compared to June 30,99 Net Income of $157,683.

     Focus Enhancements, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: August 15, 2000           By /s/ BRETT MOYER
                                    ---------------
                                    Brett Moyer
                                    Executive Vice President and
                                    Chief Operating Officer